Exhibit 99.1

Enthusiast Gaming Surpasses One Billion Monthly Views in the United States

Record U.S. Views of 1.1B in March 2022, verified by Comscore U.S. Views grew 44% year-over-year versus March 2021

Ranked as Top 40 Internet Property in the U.S. based on Total Views

LOS ANGELES, April 27, 2022 -- Enthusiast Gaming Holdings Inc. (“Enthusiast Gaming” or the “Company”) (NASDAQ: EGLX; TSX: EGLX), an integrated gaming entertainment company, today announced that its digital media property surpassed one billion Total Views per month in the United States, based on recent digital media ratings from Comscore, an independent third-party media measurement firm.

Total Views to the Company’s property in the U.S reached 1.1 billion in March 2022, representing a 44% increase versus March 2021 (Comscore Media Metrix®, Desktop 2+ Mobile 13+, March 2022 and March 2021, U.S.). The growth aligned with the highly-anticipated release of Elden Ring by Bandai Namco Entertainment, with a high volume of reviews, guides, forums, and videos delivered across the Company’s platform of video game fan communities.

Enthusiast Gaming remains a Top 100 Property in the U.S. based on Unique Visitors, currently ranked #85. Based on Total Views, Enthusiast Gaming ranks even higher among the Top 100 Properties at #39. The Company joins the ranks of Twitter, Netflix, Hulu, and USA Today Network as digital media properties that are also ranked in the 30s for Total Views (Comscore Media Metrix®, Desktop 2+ Mobile 13+, Top 100 Properties, March 2022, U.S.).

“Our diversified platform of communities allows us to capitalize on major gaming trends and deliver meaningful benefits to the Company,” commented Adrian Montgomery, CEO of Enthusiast Gaming. “No matter which game title, content creator or viewing platform may be popular at the moment, our integrated flywheel provides brand partners with an unparalleled reach and engagement opportunity across the entire video game ecosystem.”

The Total Views metric from Comscore provides an aggregate measure of consumption or engagement for a digital media property, across desktop, mobile, and video. The Company uses Comscore’s data in its direct sales process.

About Enthusiast Gaming

Enthusiast Gaming is an integrated gaming entertainment company, building the largest media and content platform for video game and esports fans to connect and engage worldwide. Combining the elements of its four core pillars: Communities, Content, Creators, and Experiences, Enthusiast Gaming provides a unique opportunity and integrated approach to reach and connect with its coveted GenZ and Millennial audience. Through its proprietary mix of digital media and entertainment assets, Enthusiast Gaming has built a vast network of like-minded communities to deliver the ultimate fan experience.

Contacts

Enthusiast Gaming Investor Relations:
 Eric Bernofsky, Chief Corporate Officer
investor@enthusiastgaming.com

Media Relations:

Derek Holota, Provident Communications
derek@providentcomms.com

343-422-5606

Forward-Looking Statements

This news release contains certain statements that may constitute forward-looking information under applicable securities laws. All statements, other than those of historical fact, which address activities, events, outcomes, results, developments, performance or achievements that Enthusiast Gaming anticipates or expects may or will occur in the future (in whole or in part) should be considered forward-looking information. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates”, or “believes” or variations (including negative variations) of such words and phrases, or statements formed in the future tense or indicating that certain actions, events or results “may”, “could”, “would”, “might” or “will” (or other variations of the forgoing) be taken, occur, be achieved, or come to pass. Forward-looking statements in this news release include, but are not limited to, statements regarding the growth of the Company’s audience and viewership, and the Company’s direct sales process.

Forward-looking statements are based on assumptions and analyses made by the Company in light of its experience and its perception of historical trends, current conditions and expected future developments, including, but not limited to, expectations and assumptions concerning: interest and foreign exchange rates; capital efficiencies, cost saving and synergies; growth and growth rates; the success in the esports and gaming media industry; the Company’s growth plan, and judgment applied in the application of the Company’s accounting policies and in the preparation of financial statements in accordance with applicable financial reporting standards. While Enthusiast Gaming considers these assumptions to be reasonable, based on information currently available, they may prove to be incorrect. Readers are cautioned not to place undue reliance on forward-looking statements. In addition, forward-looking statements necessarily involve known and unknown risks, including, without limitation, risks associated with general economic conditions; adverse industry events; and future legislative, tax and regulatory developments. Readers are cautioned that the foregoing list is not exhaustive. For more information on the risks, uncertainties and assumptions that could cause anticipated opportunities and actual results to differ materially, please refer to the public filings of Enthusiast Gaming which are available on SEDAR at www.sedar.com. Readers are further cautioned not to place undue reliance on forward-looking statements as there can be no assurance that the plans, intentions or expectations upon which they are placed will occur. Such information, although considered reasonable by management at the time of preparation, may prove to be incorrect and actual results may differ materially from those anticipated. Forward-looking statements contained in this news release are expressly qualified by this cautionary statement and reflect our expectations as of the date hereof, and thus are subject to change thereafter. Enthusiast Gaming disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law.